ATC Funds, Inc. N-8F


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reasons fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [    ] Merger

     [X]  Liquidation

     [    ] Abandonment of  Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [    ] Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: ATC Funds, Inc.

3. Securities and Exchange Commission File No.: 811-08617, 333-47541

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X] Initial Application     [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

     125 Lincoln Avenue, Suite 100
     Santa Fe, New Mexico 87501-2052

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Marilyn Talman
     Corsell Talman LLC
     Rose Tree Corporate Center II
     1400 North Providence Road, Suite 6020
     Media, PA 19063
     Telephone:   610-891-1530

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Unified Fund Services, Inc.
     431 North Pennsylvania Street
     Indianapolis, Indiana 46204

     Avalon Trust Company
     125 Lincoln Avenue, Suite 100
     Santa Fe, New Mexico 87501-2052

     NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [X] Management company;

     [   ]        Unit investment trust; or

     [   ]        Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Avalon Trust Company
     125 Lincoln Avenue,  Suite 100
     Santa Fe, New Mexico  87501-2052

     Hughes Investment Advisors LLC
     741 Cox Road
     Moorestown, NJ 08057

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Unified Financial Securities, Inc.
     431 North Pennsylvania Street
     Indianapolis, Indiana 46204

     Hughes Investment Advisors LLC
     741 Cox Road
     Moorestown, NJ  08057

13. If the fund is a unit investment trust ("UIT") provide: N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [   ]        Yes               [X]     No

     If Yes, for each UIT state:   N/A
         Name(s):

         File No.: 811-____________

         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [ ] No

         If Yes, state the date on which the board vote took place:
         October 29, 2002

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration.

         [X] Yes [ ] No

         If Yes, state the date on which the shareholder vote took place:
         November 26, 2002

         If No, explain:


II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:
         November 27, 2002

     (b) Were the distributions made on the basis of net assets?

         [X] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [X] Yes [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 98% of the ATC Aquarion Fund; 100% of the ATC Atheneum Fund.

         Note: Under the Liquidation Plan approved by Registrant's Board of Directors, it was contemplated that distributions in liquidation of shares of each of these Funds might be made in-kind to the provided that (1) any such distribution to a shareholder was made in accordance with procedures designed to assure that such distribution in kind would not result in the dilution of the interests of any other shareholder;
         (2) the distributed securities were valued in the same manner as they were valued for purposes of computing the distributing Fund's net asset value; and (3) the distribution in kind was consistent with the distributing Fund's policies and undertakings, as set forth in its prospectus and statement of additional information.

17.  Closed-end funds only: N/A Has the fund issued senior securities?

     [   ]        Yes               [   ]   No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes [ ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [   ]        Yes               [X]     No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [   ]        Yes               [X]     No

     If Yes,
     (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [   ]        Yes               [   ]        No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [   ]        Yes               [X]     No

     If Yes,
     (a) Describe the type and amount of each debt or other liabilities:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information About Events(s) Leading To Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses:                                    $11,200

         (ii) Accounting expenses:                              $     0

         (iii) Other expenses (list and identify separately):
                a. Blue Sky termination fees                    $ 1,050
                b. Admin contract termination fees              $ 9,900
                c. EDGAR preparation & filing fees              $   190
                d. Maryland filing fee                          $   100
                                                                -------
         (iv) Total expenses (sum of lines (i)-(iii) above):    $22,440

     (b) How were those expenses allocated?

         No expenses were allocated by the Fund in connection with the Liquidation.

     (c) Who paid those expenses?

         All expenses incurred in connection with the Liquidation were paid by Avalon Trust Company.

     (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

     [   ]        Yes               [X]     No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

     [   ]    Yes          [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [   ]        Yes               [X]     No

     If Yes, describe the nature and extent of those activities:


     VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the
         Merger: 811-________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ATC Funds, Inc. (Name of Fund), (ii) he is the Secretary of ATC Funds, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                   /s/ C. Richard Anderson
                                  (Signature) __________________________________